CUSIP No. 86737M 100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

SUNGY MOBILE LIMITED

(Name of Issuer)

Class A ordinary shares par value $0.0001 per share, represented by American Depositary Shares;

each American Depositary Share represents six Class A ordinary shares

(Title of Class of Securities)

86737M 100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86737M 100

1	Names of reporting persons Yuqiang Deng
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 7,014,034 Class A ordinary shares (1)
	6	Shared voting power 38,895,676 Class B ordinary shares (2)
	7	Sole dispositive power 7,014,034 Class A ordinary shares (1)
	8	Shared dispositive power 38,895,676 Class B ordinary shares (2)
9	Aggregate amount beneficially owned by each reporting person 38,895,676 Class B ordinary shares and 7,014,034 Class A ordinary shares (1) (2)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 24.2% (3)
12	Type of reporting person IN

(1)	Represent 7,014,034 Class A ordinary shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights
(2)	Represent 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a British Virgin Islands company wholly owned by DENG Holdings Limited, a Guernsey Company, which is wholly owned by the DENG Family Trust, a family trust of which Mr. Yuqiang Deng is the settler and Credit Suisse Trust Limited is the trustee. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(3)	Based on 190,039,350 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 86737M 100

1	Names of reporting persons Freedom First Holdings Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 38,895,676 Class B ordinary shares (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 38,895,676 Class B ordinary shares (1)
9	Aggregate amount beneficially owned by each reporting person 38,895,676 Class B ordinary shares (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.5% (2)
12	Type of reporting person CO

(1)	Represent 38,895,676 Class B ordinary shares held by the reporting person. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(2)	Based on 190,039,350 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 86737M 100

1	Names of reporting persons Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 38,895,676 Class B ordinary shares (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 38,895,676 Class B ordinary shares (1)
9	Aggregate amount beneficially owned by each reporting person 38,895,676 Class B ordinary shares (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.5% (2)
12	Type of reporting person CO

(1)	Represent 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a British Virgin Islands company wholly owned by DENG Holdings Limited, a Guernsey Company, which is wholly owned by the DENG Family Trust, a family trust of which the reporting person acts as the trustee. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(2)	Based on 190,039,350 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 86737M 100

1	Names of reporting persons DENG Holdings Limited
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Guernsey
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 38,895,676 Class B ordinary shares (1)
	7	Sole dispositive power 0
	8	Shared dispositive power 38,895,676 Class B ordinary shares (1)
9	Aggregate amount beneficially owned by each reporting person 38,895,676 Class B ordinary shares (1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 20.5% (2)
12	Type of reporting person CO

(1)	Represent 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a British Virgin Islands company wholly owned by the reporting person, which is wholly owned by the DENG Family Trust, a family trust. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(2)	Based on 190,039,350 Class A ordinary shares outstanding as of December 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 86737M 100

ITEM 1(a).	NAME OF ISSUER:

Sungy Mobile Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District

Guangzhou 510055

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Yuqiang Deng

(ii)	Freedom First Holdings Limited (the “Record Holder”)

(iii)	Credit Suisse Trust Limited (the “Trustee”) in its capacity as trustee of the DENG Family Trust (the “Trust”)

(iv)	DENG Holdings Limited (“the Holding Company”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Yuqiang Deng

c/o Sungy Mobile Limited

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District

Guangzhou 510055

The People’s Republic of China

Freedom First Holdings Limited

c/o Sungy Mobile Limited

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District

Guangzhou 510055

The People’s Republic of China

Credit Suisse Trust Limited

Helvetia Court

South Esplanade

St. Peter Port

GY3 5SQ

Guernsey

DENG Holdings Limited

Helvetia Court

South Esplanade

St. Peter Port

GY3 5SQ

Guernsey

CUSIP No. 86737M 100

ITEM 2(c).	CITIZENSHIP:

(i)	Mr. Yuqiang Deng—People’ s Republic of China.

(ii)	Freedom First Holdings Limited—British Virgin Islands.

(iii)	Credit Suisse Trust Limited—Guernsey

(iv)	DENG Holdings Limited—Guernsey

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by each reporting person is convertible into one Class A ordinary share at the option of the holder at any time.

ITEM 2(e).	CUSIP NO.:

86737M 100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2014. The table below is prepared based on the Issuer having a total of 66,866,388 shares of Class A ordinary shares and 123,172,962 shares of Class B ordinary shares outstanding as of December 31, 2014.

CUSIP No. 86737M 100

Reporting Person: Yuqiang Deng	Class A Ordinary shares		Class B Ordinary shares		Total Ordinary shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	45,909,710	(1)	38,895,676	(2)	45,909,710	(1)	—
(b) Percent of class:	40.7	%(3)	31.6%		23.3	%(4)	30.5	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	7,014,034	(6)	0		7,014,034	(6)	—
(ii) Shared power to vote or to direct the vote	38,895,676	(7)	38,895,676	(7)	38,895,676	(7)	—
(iii) Sole power to dispose or to direct the disposition of	7,014,034	(6)	0		7,014,034	(6)	—
(iv) Shared power to dispose or to direct the disposition of	38,895,676	(7)	38,895,676	(7)	38,895,676	(7)	—

Notes:

Freedom First Holdings Limited, a British Virgin Islands company, is the record holder of 38,895,676 Class B ordinary shares of the Issuer. The Record Holder is wholly owned by the Holding Company, which is wholly owned by the Trust, of which the Trustee acts as the trustee. Yuqiang Deng is the settler of the Trust and as of December 31, 2014, separately owned 7,014,034 Class A ordinary shares issuable to him upon his exercise of share purchase rights. Yuqiang Deng, the Record Holder, the Holding Company and the Trustee in its capacity as trustee for the Trust may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and Yuqiang Deng, the Holding Company and the Trustee may be deemed to beneficially own the 38,895,676 Class B ordinary shares held by the Record Holder.

(1)	Represents (a) 38,895,676 Class B ordinary shares held by the Record Holder that are convertible into 38,895,676 Class A ordinary shares at any time at the option of the Record Holder and (b) 7,014,034 Class A ordinary shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(2)	Represents 38,895,676 Class B ordinary shares held by the Record Holder.
(3)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder and 7,014,034 Class A ordinary shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014, (ii) 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder and (iii) 7,014,034 Class A ordinary shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights.
(4)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder and 7,014,034 Class A ordinary shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014, (ii) 123,172,962, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares and (iii) 7,014,034 Class A ordinary shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights.

CUSIP No. 86737M 100

(5)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.
(6)	Represents 7,014,034 Class A ordinary shares issuable to Mr. Yuqiang Deng upon his exercise of share purchase rights.
(7)	Represents 38,895,676 Class B ordinary shares held by the Record Holder that are convertible into 38,895,676 Class A ordinary shares at any time at the option of the Record Holder.

CUSIP No. 86737M 100

Reporting Person: Freedom First Holdings Limited	Class A Ordinary shares		Class B Ordinary shares		Total Ordinary shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—

(b) Percent of class:	36.8	%(2)	31.6%		20.5	%(3)	30.0	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—
(iii) Sole power to dispose or to direct the disposition of	0		0		0		—
(iv) Shared power to dispose or to direct the disposition of	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—

Notes:

Freedom First Holdings Limited, a British Virgin Islands company, is the record holder of 38,895,676 Class B ordinary shares of the Issuer. The Record Holder is wholly owned by the Holding Company, which is wholly owned by the Trust, of which the Trustee acts as the trustee. Yuqiang Deng is the settler of the Trust and as of December 31, 2014, separately owned 7,014,034 Class A ordinary shares issuable to him upon his exercise of share purchase rights. Yuqiang Deng, the Record Holder, the Holding Company and the Trustee in its capacity as trustee for the Trust may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and thus Yuqiang Deng, the Holding Company and the Trustee may be deemed to beneficially own the 38,895,676 Class B ordinary shares beneficially held by the Record Holder.

(1)	Represents 38,895,676 Class B ordinary shares held by the reporting person that are convertible into 38,895,676 Class A ordinary shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(2)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.
(3)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 123,172,962, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares.

CUSIP No. 86737M 100

(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

CUSIP No. 86737M 100

Reporting Person: Credit Suisse Trust Limited	Class A Ordinary shares		Class B Ordinary shares		Total Ordinary shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—

(b) Percent of class:	36.8	%(2)	31.6%		20.5	%(3)	30.0	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—
(iii) Sole power to dispose or to direct the disposition of	0		0		0		—
(iv) Shared power to dispose or to direct the disposition of	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—

Notes:

Freedom First Holdings Limited, a British Virgin Islands company, is the record holder of 38,895,676 Class B ordinary shares of the Issuer. The Record Holder is wholly owned by the Holding Company, which is wholly owned by the Trust, of which the Trustee acts as the trustee. Yuqiang Deng is the settler of the Trust and as of December 31, 2014, separately owned 7,014,034 Class A ordinary shares issuable to him upon his exercise of share purchase rights. Yuqiang Deng, the Record Holder, the Holding Company and the Trustee in its capacity as trustee for the Trust may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and thus Yuqiang Deng, the Holding Company and the Trustee may be deemed to beneficially own the 38,895,676 Class B ordinary shares beneficially held by the Record Holder.

(1)	Represents 38,895,676 Class B ordinary shares held by the Record Holder that are convertible into 38,895,676 Class A ordinary shares at any time at the option of the Record Holder. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(2)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder.
(3)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 123,172,962, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares.

CUSIP No. 86737M 100

(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the Record Holder with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

CUSIP No. 86737M 100

Reporting Person: DENG Holdings Limited	Class A Ordinary shares		Class B Ordinary shares		Total Ordinary shares on an As-converted Basis		Percentage of Aggregate Voting Power(4)
(a) Amount beneficially owned:	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—

(b) Percent of class:	36.8	%(2)	31.6%		20.5	%(3)	30.0	%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0		0		0		—

(ii) Shared power to vote or to direct the vote	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—
(iii) Sole power to dispose or to direct the disposition of	0		0		0		—
(iv) Shared power to dispose or to direct the disposition of	38,895,676	(1)	38,895,676	(1)	38,895,676	(1)	—

Notes:

Freedom First Holdings Limited, a British Virgin Islands company, is the record holder of 38,895,676 Class B ordinary shares of the Issuer. The Record Holder is wholly owned by the Holding Company, which is wholly owned by the Trust, of which the Trustee acts as the trustee. Yuqiang Deng is the settler of the Trust and as of December 31, 2014, separately owned 7,014,034 Class A ordinary shares issuable to him upon his exercise of share purchase rights. Yuqiang Deng, the Record Holder, the Holding Company and the Trustee in its capacity as trustee for the Trust may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and thus Yuqiang Deng, the Holding Company and the Trustee may be deemed to beneficially own the 38,895,676 Class B ordinary shares beneficially held by the Record Holder.

(1)	Represents 38,895,676 Class B ordinary shares held by the Record Holder that are convertible into 38,895,676 Class A ordinary shares at any time at the option of the Record Holder. Pursuant to Rule 13d-3(d)(1), all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.
(2)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder.
(3)	To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the Record Holder, and (y) the denominator is the sum of (i) 66,866,388, being the numbers of the Issuer’s total Class A ordinary shares outstanding at December 31, 2014 and (ii) 123,172,962, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2014 that are convertible into the same number of Class A ordinary shares.
(4)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the Record Holder with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

CUSIP No. 86737M 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

Yuqiang Deng	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng

Freedom First Holdings Limited	By:	/s/ Yuqiang Deng
	Name:	Yuqiang Deng

	Title:	Director

Credit Suisse Trust Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Geoffrey Le Poidevin
	Name:	Geoffrey Le Poidevin
	Title:	Authorised Signatory

DENG Holdings Limited	By:	/s/ Camille Le Conte
	Name:	Camille Le Conte

	By:	/s/ Geoffrey Le Poidevin
	Name:	Geoffrey Le Poidevin
	Title:	Authorised Signatory

CUSIP No. 86737M 100

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement